UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PRINCIPIA BIOPHARMA INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74257L108
(CUSIP Number)

September 18, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74257L108	SCHEDULE 13G	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Capital GP IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,634,336 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,634,336 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,634,336 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.12% (2)
12		TYPE OF REPORTING PERSON (See Instructions) OO

(1)          Includes (i) 2,605,713 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Principia Biopharma Inc., a Delaware corporation (the “Issuer”), and (ii) 28,623 Shares issuable upon the exercise of warrants to purchase Shares (the “Warrants”).

(2)          This percentage is calculated based upon 23,694,233 Shares outstanding of the Issuer, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on September 17, 2018, giving effect to the additional 937,500 Shares issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option, and includes an additional 28,623 Shares subject to currently exercisable Warrants held by the Reporting Persons.

CUSIP No. 74257L108	SCHEDULE 13G	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,634,336 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,634,336 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,634,336 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.12% (2)
12		TYPE OF REPORTING PERSON (See Instructions) IA

(1) Includes (i) 2,605,713 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Principia Biopharma Inc., a Delaware corporation (the “Issuer”), and (ii) 28,623 Shares issuable upon the exercise of warrants to purchase Shares (the “Warrants”).

(2) This percentage is calculated based upon 23,694,233 Shares outstanding of the Issuer, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on September 17, 2018, giving effect to the additional 937,500 Shares issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option, and includes an additional 28,623 Shares subject to currently exercisable Warrants held by the Reporting Persons.

CUSIP No. 74257L108	SCHEDULE 13G	Page 4 of 7 Pages

Item 1.          (a) Name of Issuer:
Principia Biopharma Inc.

(b) Address of Issuer’s Principal Executive Offices:
400 East Jamie Court, Suite 302
South San Francisco, CA 94080

Item 2.          (a) Name of Person Filing:

This Schedule 13G is being filed by each of the following persons (each a “Reporting Person”, and together, the “Reporting Persons”):

(i)	OrbiMed Capital GP IV LLC (“GP IV”)

(ii)	OrbiMed Advisors LLC (“Advisors”)

See Exhibit A for the Reporting Persons’ agreement for a joint filing of a single statement on their behalf.

(b) Address of Principal Business Office:
601 Lexington Avenue, 54th Floor

New York, NY 10022

(c) Citizenship:
Please refer to Item 4 on each cover sheet for each filing person.

(d) Title of Class of Securities:
Common Stock

(e) CUSIP No.:
               74257L108

 Item 3.

Not Applicable

CUSIP No. 74257L108	SCHEDULE 13G	Page 5 of 7 Pages

 Item 4. Ownership:

GP IV is the sole general partner of OrbiMed Private Investments IV, LP (“OPI IV”), which holds 2,634,336 shares of common stock of the Issuer (“Shares”), which includes 28,623 Shares subject to currently exercisable warrants to purchase Shares held by the Reporting Persons.  Advisors is an investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E) under the Securities Exchange Act of 1934, as amended, and is the Managing Member of GP IV. As a result, Advisors and GP IV share the power to direct the vote and the disposition of the Shares held of record by OPI IV.  Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein.  On the basis of these relationships, GP IV and Advisors may be deemed to share beneficial ownership of the Shares held by OPI IV.

(a)   Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).

(b)   Percent of class: See the response(s) to Item 11 on the attached cover page(s).

(c)   Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

(ii)   Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

(iii)   Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

(iv)   Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

See Item 4.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74257L108	SCHEDULE 13G	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2018

OrbiMed Advisors LLC

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Capital GP IV LLC

By:	OrbiMed Advisors LLC its Managing Member

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC